Exhibit 99.1

Enthusiast Gaming Joins Forces with the Ad Council and COVID Collaborative to Promote COVID-19 Vaccine Awareness and Education

Working in tandem with the COVID-19 Vaccine Education Initiative, the partnership will utilize Enthusiast Gaming’s influencer marketing to help reach and educate young American adults

TORONTO, June 16, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX) (TSX:EGLX), a media and content platform for video game and esports fans to connect and engage, is pleased to announce it has partnered with the Ad Council and COVID Collaborative on their COVID-19 Vaccine Education Initiative, promoting COVID-19 vaccine awareness and education among young adults.

The COVID-19 Vaccine Education Initiative is the largest and most significant public health communications campaign in U.S. history, answering the top questions Americans have about the vaccines so they can make an informed decision for themselves and their families. While vaccine hesitancy has decreased significantly throughout 2021, nearly 25% of young adults aged 18-29 still say they still want to “wait and see” how the vaccine is working, which is higher than any other age group, with 45% saying they don’t have enough information about where they can go to get the vaccine.i

Enthusiast Gaming’s campaign aims to amplify this message around the importance of COVID-19 vaccine education and awareness by way of influencer advocacy utilizing its leading roster of influencers and creators, including its all-star Luminosity Gaming team members. The campaign is centered around a Twitter hashtag challenge #LGIGOTTHESHOT, by which Enthusiast Gaming influencers encourage and challenge gamers to share their decision for getting vaccinated in an effort to promote its safety, and help ease concerns within the young adult community, all for a chance to be one of the five selected winners to be featured in an hour-long stream during Luminosity Live at the end of June playing alongside Luminosity Gaming talent. Winners will also receive a signed Luminosity Gaming jersey and a 30-minute coaching session with one of the Luminosity Gaming team members.

Also, as part of the campaign, Luminosity Gaming team member RockyNoHands will be participating in a roundtable discussion with Dr. Tom Frieden from the CDC alongside other traditional sports media members.

“We are honoured to be a part of this collaborative and monumental initiative with the Ad Council and COVID Collaborative, to help raise awareness for COVID-19 vaccines in young Americans by way of access and engagement with our massive audience of gaming and esports fans, of which 70% is represented by the younger GenZ and Millennial demographics,” commented Adrian Montgomery, CEO of Enthusiast Gaming. “The recognition by the Ad Council and COVID Collaborative of the access our platform provides into this young American demographic is yet another example of the power of our platform and the significance that our engaged GenZ and Millennial audience has to influence and shape social issues.”

“Our goal with this initiative is to educate as many young adults in America as possible about the COVID-19 vaccines, equipping them with the answers and information they need to make informed decisions for themselves and their families. We are excited to partner with Enthusiast Gaming and leverage their platform to reach their young gaming audience, engaging with them on this critical issue,” said Kathleen Kayse, Chief Media Strategy and Partnerships Officer at the Ad Council.

About Enthusiast Gaming

Enthusiast Gaming is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like- minded communities to deliver the ultimate fan experience.

About The Ad Council

The Ad Council has a long history of creating life-saving public service communications in times of national crisis, starting in the organization’s earliest days during World War II to September 11th and natural disasters like Hurricane Katrina and Hurricane Sandy. Its deep relationships with media outlets, the creative community, issue experts and government leaders make the organization uniquely poised to quickly distribute life-saving information to millions of Americans.

The Ad Council is where creativity and causes converge. The non-profit organization brings together the most creative minds in advertising, media, technology and marketing to address many of the nation’s most important causes. The Ad Council has created many of the most iconic campaigns in advertising history. Friends Don’t Let Friends Drive Drunk. Smokey Bear. Love Has No Labels.

The Ad Council’s innovative social good campaigns raise awareness, inspire action and save lives. To learn more, visit AdCouncil.org, follow the Ad Council's communities on Facebook and Twitter and view the creative on YouTube.

About COVID Collaborative

COVID Collaborative, a project of UNITE, is a national assembly of experts, leaders and institutions in health, education and the economy and associations representing the diversity of the country to turn the tide on the pandemic by supporting federal, state and local COVID-19 response efforts.

The COVID Collaborative is co-chaired by former Governor and U.S. Senator Dirk Kempthorne (R-ID) and former Governor Deval Patrick (D-MA) and led by CEO John Bridgeland and President Gary Edson. COVID Collaborative includes expertise from across Republican and Democratic administrations at the federal, state and local levels, including former FDA commissioners, CDC directors, and U.S. surgeon generals; former U.S. secretaries of Education, Homeland Security and Health and Human Services; leading public health experts and institutions that span the country; the Business Roundtable, National Association of Manufacturers and U.S. Chamber of Commerce; the NAACP, UnidosUS and the National Congress of American Indians; the Skoll Foundation, The Allstate Foundation and The Rockefeller Foundation; and associations representing those on the front lines, from the American Public Health Association and Association of State and Territorial Health Officials to the Council of Chief State School Officers and the Council of the Great City Schools. Tim Shriver is Chairman of UNITE.

To learn more, visit www.CovidCollaborative.us, and follow the COVID Collaborative on Twitter and LinkedIn.

Contacts

Enthusiast Gaming Investor Relations:

Eric Bernofsky, Chief Corporate Officer

investor@enthusiastgaming.com

Media Relations:

Carmela Antolino, Provident Communications

carmela@providentcomms.com

647-287-2286

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding planned brand activations and partnerships between the Company and certain third parties.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

i KFF (Kaiser Family Foundation) COVID-19 Vaccine Monitor - April 2021, https://www.kff.org/coronavirus-covid-19/poll-finding/kff-covid-19-vaccine-monitor-april-2021/